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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            SI FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    78426W102
                                 --------------
                                 (CUSIP Number)

                               RHEO A. BROUILLARD
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            SI FINANCIAL GROUP, INC.
                                 SI BANCORP, MHC
                                 803 MAIN STREET
                         WILLIMANTIC, CONNECTICUT 06226
                                 (860) 423-4581
 ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               SEPTEMBER 30, 2004
                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.






                         (Continued on following pages)



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CUSIP No.  78425W102



                                  SCHEDULE 13D

-------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             SI BANCORP, MHC

             06-1596073

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/
                                                                       (b) /_/

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   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
                      OO
-------------------------------------------------------------------------------

   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                   /_/

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

-------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER

      NUMBER OF                       7,286,975
       SHARES
    BENEFICIALLY                -----------------------------------------------
      OWNED BY                   8  SHARED VOTING POWER
        EACH
      REPORTING                             0
       PERSON                   -----------------------------------------------
        WITH                     9  SOLE DISPOSITIVE POWER

                                         7,286,975
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                             0
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             7,286,975
-------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             58%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
             HC, CO
-------------------------------------------------------------------------------



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ITEM 1.  SECURITY AND ISSUER.
         --------------------

     This Schedule 13D relates to the shares of common stock, par value $.01 per share, of SI Financial Group, Inc.(the "Issuer" or the "Company"), a federally chartered corporation. The principal executive office of the Issuer is located at 803 Main Street, Willimantic, Connecticut 06226.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

     This Schedule 13D is being filed by SI Bancorp, MHC (the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 803 Main Street, Willimantic, Connecticut 06226. During the past five years the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

     On September 30, 2004, the Issuer sold 5,025,500 shares of common stock to the public at $10.00 per share and sold 7,286,975 shares of common stock to the MHC at $0.01 per share. The funds for the purchase of the shares by the MHC came from its initial capitalization. All purchases by the Insiders were from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

     The primary purpose of the stock offering was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions. The stock offering will also enable the employees and officers of Savings Institute Bank and Trust Company (the "Savings Bank"), the wholly-owned subsidiary of the Company, to obtain an equity ownership interest in the Savings Bank. Because the Issuer only sold a minority of the common stock to the public, the

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Savings  Bank's  mutual  form of  ownership  and its  ability  to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

     Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

     (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 7,286,975 shares of the Issuer's common stock or 58% of the outstanding shares. The following table provides information about the shares of Company common stock that may be considered to be owned by each Insider as of September 30, 2004. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

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                                           NUMBER OF    PERCENT OF
                                            SHARES      COMMON STOCK
NAME                                         OWNED      OUTSTANDING
-----                                    -------------  --------------

Rheo A. Brouillard......................       23,850(1)          *
Robert C. Cushman, Sr...................        5,000             *
Roger Engle.............................       14,073(2)          *
Donna M. Evan...........................       10,000             *
Robert O. Gillard.......................       12,427(3)          *
Henry P. Hinckley.......................        5,000             *
Brian J. Hull...........................       15,302             *
Steven H. Townsend......................            -             *
Everett A. Watson.......................          525(4)          *

* Represents less than 1% of shares outstanding.
 (1)Includes 1,000 shares held by Mr. Brouillard's spouse and 2,850 shares held by Mr. Brouillard's spouse's individual retirement account.
 (2)Includes 73 shares held by Mr. Engle's spouse in a custodial account for the benefit of Mr. Engle's children.
 (3)Includes 4,409 shares held by Mr. Gillard's spouse's individual retirement account.
 (4)Includes 25 shares held by Mr. Watson's spouse.

      (c) Other than the purchase of such shares by the MHC and the Insiders on September 30, 2004, neither the MHC nor the Insiders have effected any transaction in the Issuer's common stock within the past 60 days.

      (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
         ----------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

      Not applicable.

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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       SI BANCORP, MHC


Date: October 8, 2004             By:  /s/ Brian J. Hull
                                      ----------------------------------------
                                       Brian J. Hull
                                       Executive Vice President, Chief Financial
                                        Officer and Treasurer






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


                                   SCHEDULE I

               DIRECTORS AND EXECUTIVE OFFICERS OF SI BANCORP, MHC
               ---------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of SI Bancorp, MHC are set forth below. All persons are citizens of the United States.


NAME                  BUSINESS ADDRESS            PRINCIPAL OCCUPATION

Rheo A. Brouillard    803 Main Street             President and Chief Executive Officer of SI Financial
                      Willimantic, Connecticut    Group, Inc., SI Bancorp, MHC and
                                                  Savings Institute Bank and Trust Company.

Brian J. Hull         803 Main Street             Executive Vice President, Chief Financial Officer and
                      Willimantic, Connecticut    Treasurer of SI Financial Group, Inc. and SI Bancorp,
                      06226                       MHC and Executive Vice President and Chief Financial
                                                  Officer of Savings Institute Bank and Trust Company.

Robert C. Cushman, Sr 803 Main Street             Director of SI Financial Group, Inc., SI Bancorp, MHC
                      Willimantic, Connecticut    and Savings Institute Bank and Trust Company; retired.
                      06226

Roger Engle           803 Main Street             Director of SI Financial Group, Inc., SI Bancorp, MHC
                      Willimantic, Connecticut    and Savings Institute Bank and Trust Company; retired.
                      06226

Donna M. Evan         803 Main Street             Director of SI Financial Group, Inc., SI Bancorp, MHC
                      Willimantic, Connecticut    and Savings Institute Bank and Trust Company; sales
                      06226                       manager for Nutmeg Broadcasting, the owner of a commercial radio station located in Willimantic, Connecticut.

Robert O. Gillard     803 Main Street             Director of SI Financial Group, Inc., SI Bancorp, MHC and
                      Willimantic, Connecticut    Savings Institute Bank and Trust Company; Chairman
                      06226                       of The O.L. Willard Co., Inc., a full-service hardware
                                                  store with locations in Storrs and Willimantic,
                                                  Connecticut.

Henry P. Hinckley     803 Main Street             Chairman of the Board of SI Financial Group, Inc., SI
                      Willimantic, Connecticut    Bancorp, MHC and Savings Institute Bank and Trust
                      06226                       Company; President of J.P. Mustard Agency, Inc., an
                                                  insurance agency located in Willimantic, Connecticut.

Steven H. Townsend    803 Main Street             Director of SI Financial Group, Inc., SI Bancorp, MHC
                      Willimantic, Connecticut    and Savings Institute Bank and Trust Company;
                      06226                       Chairman of the Board and Chief Executive Officer of
                                                  United Natural Foods, Inc., a distributor of natural and
                                                  organic foods and related products located in Dayville,
                                                  Connecticut.

Everett A. Watson     803 Main Street             Director of SI Financial Group, Inc., SI Bancorp, MHC
                      Willimantic, Connecticut    and Savings Institute Bank and Trust Company; retired.
                      06226


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